SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934
(amendment no. 3)*

Theseus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88369M101
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON OO

Page 5 of 8 Pages

CUSIP No. 88369M101
1	NAMES OF REPORTING PERSONS Concentra MERGER SUB II, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

Page 6 of 8 Pages

Explanatory Note

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Theseus Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on November 24, 2023, as amended on December 27, 2023 and January 11, 2024 (as amended, the “Statement” or “Schedule 13D”).

Items 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

Closing of the Merger

As previously disclosed, each of Concentra, the Issuer and Merger Sub entered into the Merger Agreement, which provides for an Offer by Merger Sub for all of the Issuer’s Common Stock. The Offer commenced on January 9, 2024. On February 13, 2024, the Offer expired and Merger Sub accepted for purchase a total of 37,211,244 shares tendered and not withdrawn, representing approximately 83.3% of the total shares of the Issuer issued and outstanding. Following the expiration of the Offer, Merger Sub merged with and into the Issuer on February 14, 2024, pursuant to Section 251(h) of the Delaware General Corporation Law, and, among other things, each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time automatically converted into the right to receive the Offer Price, with the Issuer surviving as a wholly owned subsidiary of Concentra.

As a result of the tender offer and the Merger, Concentra acquired a total of 44,649,172 shares of Common Stock in exchange for the Offer Price, representing an aggregate purchase price of $180,829,146.60 in cash and 47,682,977 CVRs.

Item 5.	Interest in Securities of the Issuer

(a) – (b) is hereby restated in its entirety as follows:

Items 7 through 11 and 13 of the cover page of this Amendment No. 3 are incorporated herein by reference.

(c) is hereby restated in its entirety as follows:

Except as described in this Amendment No. 3, the Reporting Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d) is hereby restated in its entirety as follows:

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2:	Acquisition Proposal, dated November 24, 2023, sent from Concentra to the Issuer (previously filed)

Exhibit 3:

Agreement and Plan of Merger, dated December 22, 2023, by and among Theseus Pharmaceuticals, Inc., Concentra Biosciences, LLC and Concentra Merger Sub II, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 22, 2023) (previously filed)

Exhibit 4:	Schedule TO (incorporated by reference to that certain Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 5:	Offer to Purchase, dated January 9, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 6:	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 7:

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 8:

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 9:

Mutual Confidentiality Agreement, dated November 30, 2023, by and among the Issuer, TCP and Concentra (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 10:	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 11:	Limited Guaranty, dated December 22, 2023 (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Merger Sub with the SEC on January 9, 2024) (previously filed)

Exhibit 12:	Joint Filing Agreement, dated January 11, 2024, by and among the Reporting Persons (previously filed)

Exhibit 13:	Amended and Restated Offer to Purchase, dated January 30, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T/A filed by Merger Sub with the SEC on January 30, 2024)

Exhibit 14:

Contingent Value Rights Agreement, dated February 14, 2024, by and among Parent, Purchaser, the Rights Agent and the Representative (incorporated by reference to Exhibit (d)(6) to the Schedule TO-T/A filed by Merger Sub with the SEC on February 14, 2024)

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

CONCENTRA MERGER SUB II, INC.

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 8 of 8 Pages